Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Strategic Engagement with BitGo for Institutional-Grade Custody Services

New York, March 12, 2025 — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced a strategic engagement with BitGo , a recognized leader in institutional digital asset custody. This collaboration reinforces MFH’s commitment to institutional-grade security, regulatory compliance, and investor protection as it expands its digital asset offerings.

The strategic engagement with BitGo marks a major step forward in strengthening MFH’s digital asset security and compliance framework, providing access to BitGo’s trusted multi-signature wallets and institutional-grade custody solutions—the same high-caliber security infrastructure utilized by industry leaders such as Coinbase, 21Shares, and Core Foundation.

This collaboration marks a significant milestone in MFH’s strategy to bridge traditional finance with blockchain technology while strengthening compliance standards. By integrating BitGo’s custody services, MFH enhances its ability to securely manage and protect real-world assets (RWA)—a move that underscores its proactive approach to risk management.

The engagement with BitGo is expected to deliver several strategic benefits to MFH, including enhancing digital asset security, strengthening regulatory compliance, boosting credibility with investors, demonstrating a proactive approach to risk management and investor confidence.

“Partnering with BitGo represents a pivotal step in our long-term strategy to provide our investors and clients with best-in-class security and regulatory assurance,” said Shi Qiu, CEO of Mercurity Fintech Holding Inc. “ As we continue to innovate at the intersection of traditional finance and blockchain, this collaboration reinforces confidence that assets under our management are safeguarded by one of the most trusted custodians in the industry. Through this collaboration, we’re building trust while laying the groundwork for our next growth phase.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. And our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape. For more information, please visit the Company’s website at https://mercurityfintech.com/.

About BitGo

BitGo is the leading regulated infrastructure provider of digital asset solutions, offering custody, wallets, staking, trading, financing, and settlement out of regulated cold storage for the world’s largest financial institutions. Founded in 2013, BitGo is the first and largest digital asset company to focus on serving institutional clients, and now bringing institutional-grade service to all. BitGo is dedicated to advancing a digital financial services economy that is borderless and accessible 24/7. With multiple regulated entities around the world, BitGo is the largest independent digital asset custodian and the preferred security and operational backbone for more than 2,000 institutional clients in 90 countries, including many of the world’s top brands, cryptocurrency exchanges, and platforms. For more information, please visit www.bitgo.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com